EMX ROYALTY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars)

December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

EMX Royalty Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of EMX Royalty Corp. (the "Company"), as of December 31, 2019 and 2018, and the related consolidated statements of (loss) income, comprehensive (loss) income, shareholders' equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the "financial statements").  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 26, 2020 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2002.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

March 26, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

EMX Royalty Corp.

Opinion on Internal Control over Financial Reporting

We have audited EMX Royalty Corp.'s (the "Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of a material weakness described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's consolidated statements of financial position as of December 31, 2019 and 2018, and the related consolidated statements of (loss) income, comprehensive (loss) income, shareholders' equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes and our report dated March 26, 2020 expressed an unqualified opinion thereon.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: ineffective review processes over period end financial disclosure and reporting.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2019, and this report does not affect our report dated March 26, 2020, on such financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

March 26, 2020

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of Canadian Dollars)

ASSETS	December 31, 2019	December 31, 2018

Current
Cash and cash equivalents	$68,994	$86,175
Restricted cash (Note 3)	1,760	-
Investments (Note 4)	5,494	1,536
Notes receivable (Note 7)	1,372	-
Trade and settlement receivables, and other assets (Note 5)	981	7,506
Prepaid expenses	309	32
Total current assets	78,910	95,249

Non-current
Restricted cash (Note 3)	187	619
Property and equipment (Note 6)	644	466
Notes receivable (Note 7)	-	478
Strategic investments (Note 4)	4,613	33
Exploration and evaluation assets (Note 10)	1,546	1,613
Royalty interest (Note 11)	13,488	14,346
Reclamation bonds (Note 12)	732	444
Deferred income tax asset (Note 18)	2,107	1,604
Total non-current assets	23,317	19,603

TOTAL ASSETS	$102,227	$114,852

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,328	$5,731
Advances from joint venture partners (Note 14)	2,404	616

TOTAL LIABILITIES	3,732	6,347

SHAREHOLDERS' EQUITY
Capital stock (Note 15)	128,776	125,231
Reserves	25,063	24,798
Deficit	(55,344)	(41,524)
TOTAL SHAREHOLDERS' EQUITY	98,495	108,505

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$102,227	$114,852

Nature of operations and going concern (Note 1)
Events subsequent to the reporting date (Note 22)

Approved on behalf of the Board of Directors on March 26, 2020

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

	Year ended	Year ended
	December 31, 2019	December 31, 2018
REVENUE AND OTHER INCOME (Note 9)	$5,084	$3,536

COSTS AND EXPENSES
General and administrative (Note 9)	5,127	3,109
Project and royalty generation costs, net (Note 10)	8,446	6,185
Depletion, depreciation, and direct royalty taxes	844	1,824
Share-based payments (Note 15)	1,245	1,032
	15,662	12,150

Loss from operations	(10,578)	(8,614)

Change in fair value of fair value throught profit or loss assets	362	(1,832)
Gain (loss) on sale of marketable securities	61	(217)
Equity loss in associated entity (Note 8)	-	80,311
Foreign exchange (loss) gain	(3,646)	3,483
Interest and other finance charges, net of settlement gains	-	(337)
Impairment of royalty interest (Note 11)	-	(7,256)
Impairment of accounts receivable	(434)	-
Discretionary success bonuses (Note 16)	-	(5,224)
Writedown of goodwill (Note 13)	-	(1,879)

Income (loss) before income taxes	(14,235)	58,435
Deferred income tax recovery (Note 18)	415	3,683

Income (loss) for the year	$(13,820)	$62,118

Basic earnings (loss) per share	$(0.17)	$0.78
Diluted earnings (loss) per share	$(0.17)	$0.77

Weighted average no. of shares outstanding - basic (Note 17)	81,801,575	79,979,320
Weighted average no. of shares outstanding - diluted (Note 17)	81,801,575	80,653,474

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Expressed in Thousands of Canadian Dollars)

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Income (loss) for the year	$(13,820)	$62,118

Other comprehensive income (loss)
Change in fair value of strategic investments	-	(49)
Currency translation adjustment	(533)	1,209

Comprehensive income (loss) for the year	$(14,353)	$63,278

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of Canadian Dollars)

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Cash flows from operating activities
Income (loss) for the year	$(13,820)	$62,118
Items not affecting operating activities:
Interest income received	(1,612)	(211)
Unrealized foreign exchange effect on cash and cash equivalents	3,476	(3,696)
Items not affecting cash:
Change in fair value of fair value throught profit or loss assets	(362)	1,832
Share - based payments	2,240	1,821
Deferred income tax recovery	(415)	(3,683)
Depreciation	21	11
Depletion	802	1,732
Interest income, finance charges, net of settlement gains (losses)	(94)	(274)
Gains (losses) in an associated company, net of dilution gains (losses) and
loss on derecognition	-	(80,310)
Writedown of goodwill	-	1,879
Realized (gain) loss on sale of investments	(61)	217
Impairment of accounts receivable	434	-
Impairment of royalty interest	-	7,256
Gain on acquistion and sale of exploration and evaluation assets	(849)	(397)
Option payments - shares received	(150)	-
Unrealized foreign exchange (gain) loss	(5)	(332)
	(10,395)	(12,037)
Changes in non-cash working capital items (Note 21)	(3,081)	6,081
Total cash used in operating activities	(13,476)	(5,956)

Cash flows from investing activities
Option payments received	67	229
Interest received on cash and cash equivalents	1,612	211
Distributions from investments, net	4,952	84,247
Proceeds from credit facility and loan repayments received	-	48,809
Repayment of credit facility and loan distributions	-	(48,027)
Purchase fair value through profit and loss investments, net	(2,536)	1,084
Purchase fair value through other comprehensive income investments	(4,580)	-
Notes receivable	(800)	-
Investments in associated entity	-	(1,781)
Restricted cash	-	153
Acquisition of royalty interests	(560)	-
Purchase and sale of property and equipment, net	(199)	(27)
Reclamation bonds	(288)	72
Total cash provided by (used in) investing activities	(2,332)	84,970

Cash flows from financing activities
Proceeds from Sprott facility	-	6,298
Repayment of Sprott credit facility	-	(6,553)
Proceeds from exercise of options	2,103	186
Total cash provided by (used in) financing activities	2,103	(69)
Effect of exchange rate changes on cash and cash equivalents	(3,476)	3,696

Change in cash and cash equivalents	(17,181)	82,641
Cash and cash equivalents, beginning	86,175	3,534

Cash and cash equivalents, ending	$68,994	$86,175

Supplemental disclosure with respect to cash flows (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive
	shares	Capital stock	issue shares	payments	gain (loss)	Deficit	Total

Balance as at December 31, 2018	80,525,055	$125,231	$-	$15,145	$9,653	$(41,524)	$108,505
Shares issued for exercise of stock options	1,790,300	2,103	-	-	-	-	2,103
Share-based payments	239,405	407	-	1,833	-	-	2,240
Reclass of reserves for exercise of options	-	1,035	-	(1,035)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(533)	-	(533)
Loss for the year	-	-	-	-	-	(13,820)	(13,820)

Balance as at December 31, 2019	82,554,760	$128,776	$-	$15,943	$9,120	$(55,344)	$98,495

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive
	shares	Capital stock	issue shares	payments	gain (loss)	Deficit	Total

Balance as at December 31, 2017	79,725,187	$124,062	$24	$13,434	$9,234	$(104,383)	$42,371
Adoption of IFRS 9	-	-	-	-	(741)	741	-
Shares issued pursuant to a loan agreement	381,321	602	-	-	-	-	602
Share-based payments	226,047	291	(24)	1,572	-	-	1,839
Shares issued for exercise of stock options	192,500	186	-	-	-	-	186
Reclass of reserves for exercise of options	-	90	-	(90)	-	-	-
Reclass of reserves for options forfeited	-	-	-	(18)	-	-	(18)
Equity investment share-based payments	-	-	-	247	-	-	247
Foreign currency translation adjustment	-	-	-	-	1,209	-	1,209
Change in fair value of financial instruments	-	-	-	-	(49)	-	(49)
Income for the year	-	-	-	-	-	62,118	62,118

Balance as at December 31, 2018	80,525,055	$125,231	$-	$15,145	$9,653	$(41,524)	$108,505

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the “Company” or “EMX”), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE American under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company’s activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc. (“BULM”), the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of EMX Royalty Corp., the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
EMX - NSW1 PTY LTD.	Australia	100%
EMX Broken Hill PTY LTD.	Australia	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Sweden AB	Sweden	100%
Viad Royalties AB	Sweden	100%
EV Metals AB	Sweden	100%
EMX Finland OY	Findland	100%
EMX Norwegian Services AS	Norway	100%

Functional and Reporting Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short term and long term restricted cash, investments, strategic investments, notes receivable, trade receivables, reclamation bonds, accounts payable and accrued liabilties, and advances from joint venture partners. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents, restricted cash, trade receivables, and notes receivable, and reclamation bonds which are classified as financial assets at amortized cost and accounts payable and accrued liabilities and advances from joint venture partners are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in common shares and warrants are classified as fair value through profit or loss (“FVTPL”). These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in profit or loss under the classification of change in fair value of fair value through profit or loss assets.

Strategic investments in common shares are held for longterm strategic purposes and not for trading. The Company has made an irrevocable election to designate these investments as fair value through other comprehensive income (“FVTOCI”) in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in profit or loss. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on changes in fair value of strategic investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as amortized cost are recognized at their fair value amount and offset against the related asset or liability. Financial assets are derecognized when the contractual rights to the cash flows from the asset expire.

Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Investments in Associated Companies

The Company accounts for its long-term investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

• Significant financial difficulty of the associated companies;

• Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,

• National or local economic conditions that correlate with defaults of the associated companies.

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, an impairment test is conducted and subsequent development expenditures on the property will be capitalized.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

An exploration and evaluation asset acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Royalty interests

Royalty interests consist of acquired royalty interests pursuant to purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

On acquisition of a royalty interest, an allocation of its cost is attributed to the exploration potential of the interest and is recorded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no estimated reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to estimated reserves, the cost basis is amortized over the remaining life of the mineral property, using the estimated reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that production will not occur in the future.

Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount.

Property and equipment

Property and equipment is recorded at cost. Buildings are depreciated using a 5 year straightline method. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value.

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets’ carrying value.

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Share-based payments

Share-based payments include option and stock grants granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and stock grants is measured at the date of grant. For non-employees, the fair value of the options and stock are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. For directors, employees and non-employees, the fair value of the options and stock grants is accrued and charged to operations, with the offsetting credit to share based payment reserve for options, and commitment to issue shares for stock grants over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the stock grants are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while stock grants are valued at the fair value on the date of grant.

The Company has granted certain employees and non-employess restricted share units (“RSUs”) to be settled in shares of the Company. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based compensation expense over the vesting period, with a corresponding amount recorded as equity. The fair value of the RSUs is estimated using the market value of the underlying shares as well as assumptions related to the market and non-market conditions at the grant date.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

Existing stock options and share purchase warrants are not included in the income (loss) per share computation of diluted income (loss) per share if inclusion would be anti-dilutive. For the years presented in which the inclusion of stock options and warrants would be anti-dilutive, the basic and diluted losses per share are the same.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing quoted bid price on the day prior to the issuance date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision- maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a) Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b) Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c) Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d) Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

a) Functional Currencies

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

b) Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments

Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

Reclassification

Certain comparative figures have been reclassified to conform to the current period presentation.

As a result of the reclassifications, loss from operations for the year ended December 31, 2018 decreased by $1,167 as a result of including certain items previously classified as non-operating into revenue and other income including $346 related to the gain on sale of projects and $821 of interest income.  There was no change to the net loss for the year then ended.

Accounting Standards Adopted During the Year

Leases

IFRS 16, Leases was issued in January 2016 and applies to annual financial reporting periods beginning on or after January 1, 2019 and introduces new or amended requirements with respect to lease accounting. IFRS 16 introduced significant changes to lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of right-of-use assets and lease liabilities at the lease commencement for all leases, except for short-term leases and leases of low value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

IFRS 16 has changed how the Company accounts for leases previously classified as operating leases under IAS 17, which were off-balance sheet. Applying IFRS 16 for all except for short term leases and leases of low-value assets, the Company will (i) recognize ‘right-of-use’ assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of future lease payments discounted at the incremental borrowing rate; (ii) recognize depreciation of right- of-use assets and interest on lease liabilities in the consolidated statement of loss; and (iii) separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the consolidated statement of cash flows. For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), the Company has opted to recognise a lease expense on a straight-line basis as permitted by IFRS 16. The Company has taken the exemptions related to short-term and low value asset leases. Exploration and evaluation assets and mineral leases are not in the scope of this standard.

The adoption of IFRS 16 did not have a material effect on the consolidated financial statements.

3. RESTRICTED CASH

At December 31, 2019, the Company classified $1,947 (December 31, 2018 - $619) as restricted cash. This amount is comprised of $187 (December 31, 2018 - $196) held as collateral for its corporate credit cards, $Nil (December 31, 2018 - $86) held in trust to be used to offset loan fees, and $1,760 (2018 - $337) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing option agreements. Partner advances expected to be used within the following 12 months are included with current assets.

4. INVESTMENTS

At December 31, 2019 and December 31, 2018, the Company had the following investments:

		Accumulated
December 31, 2019	Cost	unrealized (loss) gain	Fair value

Fair value through profit or loss
Marketable securities	$3,915	$(767)	$3,148
Warrants	314	515	829
Private company investments	1,961	(444)	1,517
Total fair value through profit or loss	6,190	(696)	5,494

Fair value through other comprehensive income
Marketable securities	910	(877)	33
Private company investments	4,580	-	4,580
Total fair value through other comprehensive income	5,490	(877)	4,613

Total investments	$11,680	$(1,573)	$10,107

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

4. INVESTMENTS (Continued)

		Accumulated
December 31, 2018	Cost	unrealized loss	Fair value

Fair value through profit or loss
Marketable securities	$1,683	$(1,058)	$625
Private company investments	911	-	911
Total fair value through profit or loss	2,594	(1,058)	1,536

Fair value through other comprehensive income
Marketable securities	910	(877)	33
Total fair value through other comprehensive income	910	(877)	33

Total investments	$3,504	$(1,935)	$1,569

On February 20, 2019, the Company acquired through a private placement, 1,995,672 units of Boreal Metals Corp. (“Boreal”; TSX-V: BMX) for $190 or $0.095 per unit. Each unit consisted of one common share and one warrant to purchase a further common share. At December 31, 2019 the fair value of warrants were estimated using the Black-Scholes option pricing model with weighted average assumptions as follows: risk-free interest rate of 1.69%, dividend yield of 0%, volatility of 112%, forfeiture rate of 0%, and an expected life of 1.1 years. During the year ended December 31, 2019 the Company acquired an additional 2,226,000 common shares of Boreal Metals Corp. in the open market at a price of $0.05 per share ($107).

On April 25, 2019, the Company acquired a 1% NSR royalty on certain claims held by Millrock Resources Inc ("Millrock") (TSX Venture: MRO, OTCQX: MLRKF) as part of a private placement and royalty creation agremeent. Pursuant to the investment, in addition to the royalty interests EMX acquired 7,142,857 units of Millrock for $1,000 or $0.14 per unit. Each unit consists of one common share of Millrock and one share purchase warrant. Each warrant entitles the Company to purchase one additional common share of Millrock until December 14, 2021 at an escalating exercise price ($0.14 until December 14, 2019; $0.17 from December 15, 2019 until December 14, 2020; and $0.20 from December 15, 2020 until December 14, 2021). The weighted average assumptions used for fair valuing the warrants at Decmber 31, 2019 were as follows: risk-free interest rate of 1.70%, dividend yield of 0%, volatility of 127%, forfeiture rate of 0%, and an expected life of 1.64 years.

In July 2019, the company acquired an additional 1,300,000 units of Millrock for $98 or $0.075 per unit through a non- brokered private placement . Each unit consists of one common share of Millrock and one share purchase warrant. Each warrant entitles the Company to purchase one additional common share of Millrock until December 14, 2021 at an escalating exercise price ($0.14 until December 14, 2019; $0.17 from December 15, 2019 until December 14, 2020; and $0.20 from December 15, 2020 until December 14, 2021). At December 31, 2019 the fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.70%, dividend yield of 0%, volatility of 127%, forfeiture rate of 0%, and an expected life of 1.64 years.

In June 2019, pursuant to a purchase agreement to acquire royalty interests from Corvus Gold Inc. ("Corvus") (TSX: KOR,

OTCQX: CORVF) for $350 (Note 11), the Company made an equity investment of $900 in Corvus through a private placement financing.

In July 2019, the Company acquired 1,000,000 common shares of GlobeTrotters Resource Group Inc. a private Canadian exploration company at a price of $0.50 per share (total investment - $500).

On December 19, 2019, EMX acquired a 19.9% interest in Rawhide Acquistion Holding, LLC (“RAH”), a privately-held Delaware company that owns the Rawhide gold-silver mining operation through wholly-owned subsidiary Rawhide Mining LLC for a total purchase price of $4,581 (US$3,519). Commercial terms of the agreement include RAH distributing 50% of its taxable income to the LLC members on a quarterly basis and EMX is entitled to nominate one manager on the RAH management committee.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

5. RECEIVABLES

The Company’s receivables are related to distributions expected from investments, sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of royalty generation costs from project partners.

As at December 31, 2019 and December 31, 2018, the current receivables were as follows:

Category	December 31, 2019	December 31, 2018
Distribution receivable from an investment in an associated entity (Note 8)	$-	$5,451
Sale of Akarca	-	903
Loan fees	-	187
Royalty income receivable	15	145
Refundable taxes	174	176
Recoverable exploration expenditures and advances	460	264
Other	332	380
Total	$981	$7,506

During the year ended December 31, 2019 the Company received $4,952 (US$3,743) distributions owing from IGC related to the sale of Malmyzh.

Included in the change in value through profit or loss assets is $Nil (2018 - $109) related to the Akarca receivable balance as a result of the derivative components of the receivable balance being the expected gold price to be realized.

The carrying amounts of the Company’s current receivables are denominated in the following currencies:

Currency	December 31, 2019	December 31, 2018
Canadian Dollars	$158	$484
US Dollars	453	6,934
Swedish Krona	370	72
Other	-	16
Total	$981	$7,506

6. PROPERTY AND EQUIPMENT

During the year ended December 31, 2019 depreciation of $21 (2018 - $11) has been included in project and royalty generation costs.

	Computer	Field	Office	Building	Land	Total
Cost
As at December 31, 2017	$110	$60	$2	$599	$419	$1,190
Additions	-	27	-	-	-	27
As at December 31, 2018	110	87	2	599	419	1,217
Additions	-	75	-	124	-	199
As at December 31, 2019	110	162	2	723	419	1,416
Accumulated depreciation
As at December 31, 2017	110	49	2	579	-	740
Additions	-	11	-	-	-	11
As at December 31, 2018	110	60	2	579	-	751
Additions	-	20	-	1	-	21
As at December 31, 2019	$110	$80	$2	$580	$-	$772
Net book value
As at December 31, 2018	$-	$27	$-	$20	$419	$466
As at December 31, 2019	$-	$82	$-	$143	$419	$644

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

7. LOANS RECEIVABLE

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp. (TSX-V: RVL), a related party by way of a common director for the principal amount of $400. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20. As at December 31, 2019, the balance owed to the Company pursuant to the note was $526 (December 31, 2018 - $478) including accrued interest and bonus fee. Subsequent to December 31, 2019 , the Company completed a purchase agreement to purchase a portfolio of royalties from Revelo for US$1,162 with the agreement that the proceeds will be used to settle the note receivable (Note 22).

On November 25, 2019 the Company entered into a loan agreement with Boreal Metals Corp. (“BMC”) whereby the Company will loan $800 to BMC for one year. BMC will pay an annual effective interest rate of 8.08% with a loan fee equal to 5% of the loan amount ($40) and is payable on maturity. The Company has the option to elect to receive the loan fee in shares of BMC at not less than the market price of BMC common shares in accordance with TSX-V Policy. BMC is granting security to EMX in connection with the loan consisting of: i) a pledge of the issued and outstanding shares of Iekelvare Minerals AB (“Iekelvare”), a wholly-owned subsidiary of BMC; ii) a guarantee of the loan by Iekelvare; and iii) the obligation to transfer the Gumsberg License (or the issued and outstanding shares of Iekelvare) to the Company if the loan is in default. As at December 31, 2019, the balance of the loan including interest was $846.

	December 31, 2019	December 31, 2018
Revelo Resources Corp.	$526	$478
Boreal Metals Corp.	846	-
Total	$1,372	$478

8. INVESTMENT IN AN ASSOCIATED COMPANY

During the year ended December 31, 2018, the Company derecognized a 39.99% equity investment in IGC and reallocated the fair value of the remaining investment to FVTPL (Note 4).

On December 12, 2018, IGC underwent a recapitalization in which the Company did not participate and its investment was diluted to 19.9% and derecognized its investment in IGC as an associated entity. Prior to the derecognition of IGC as an investment in an associated entity, including the conversion of convertible notes and related interest due from IGC, cash purchases of shares including the exercise of warrants, and loan fees received in shares, the Company had invested an aggregate of US$13,137 towards its investment. At December 31, 2019, the Company’s equity investment including dilution gains or losses, less its share of accumulated equity gains and losses, and any distributions received was $Nil.

The changes in the investment in associated Company for the years ended December 31, 2019 and 2018 are as follows:

IGC
Balance - December 31, 2017	$7,579
Additional investments in IGC	2,265
Dilution loss	(578)
Share of equity income	98,919
Equity investment share based payments	246
Distributions received	(89,490)
Loss on derecognition of an investment in associated entity	(18,030)
Derecognized as an investment in associated entity	(911)
Balance - December 31, 2018 and 2019	$-

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

8. INVESTMENT IN AN ASSOCIATED COMPANY (Continued)

As at December 31, 2018, IGC’s aggregate assets, aggregate liabilities and net income (loss) for the year ended are as follows:

IGC	December 31, 2018
Aggregate assets	N/A
Aggregate liabilities	N/A
Income (loss) for the year	N/A
The Company's ownership %	19.9%
The Company's share of income (loss) for the year	$98,919

IGC – Sale of Malmyzh

On October 10, 2018, the Company was notified by IGC that the sale of the Malmyzh project to RCC for US$200,000 had closed. Of this amount, US$190,000 was released from escrow, with the remaining US$10,000 to be held in escrow and released subject to certain conditions over the next 12 months. IGC distributed the net sale proceeds to membership unit holders by way of a combination of share-buy back and dividends. For its 39.99% interest in IGC the Company received its initial cash distribution of $84,247. During the year ended December 31, 2019 the Company received $4,952 (US$3,743) in distributions owing from IG Copper LLC (“IGC”) related to the sale of Malmyzh.

Credit Facilities

In support of the sale of Malmyzh, on September 27, 2018, EMX borrowed US$18,500 from Sprott Private Resource Lending (Collector), LP (“Sprott”) and then loaned the US$18,500 to IGC.

Sprott Private Resource Lending (Collector), LP – US$18,500

The loan made under the Sprott credit facility had a maturity date of January 31, 2019 and carried an annual interest rate of 12%, payable monthly. In connection with the Sprott loan, EMX issued 381,321 common shares valued at $602 (US$465) or $1.58 per share, paid cash fees of US$550, and legal fees of US$194.

During the year ended December 31, 2018, using an annual effective interest rate of 30.83%, the Company recorded interest expense of $272 (US$208). The loan was fully repaid on October 12, 2018 upon receipt of the distribution from IGC and the Company recorded a loss of $1,482 from the early settlement. Included in restricted cash and due to EMX is $86 in funds held in trust as part of the Sprott agreement.

IG Copper LLC – US$18,500

Concurrent with the Sprott credit facility for US$18,500, on September 27, 2018 EMX loaned US$18,500 to IGC to facilitate the Malmyzh property sale. The terms of the arrangement were identical to the Sprott loan to EMX. As such, in connection with the EMX Loan, IGC issued to EMX 37,000 membership units in IGC at US$10/membership unit, reimbursed EMX for fees, interest payments, and reimbursement of all legal costs. IGC further agreed to pay EMX an additional fee of US$550.

During the year ended December 31, 2018, using an annual effective interest rate of 38.64%, the Company recorded interest income of $332 (US$254). The loan was fully repaid on October 12, 2018 by IGC from the proceeds received from the sale of Malmyzh and the Company recorded a gain of $2,015 from the early settlement.

During the year ended December 31, 2018, the Company loaned IGC US$300 with no specific terms of repayment, to be settled from proceeds from the sale of Malmyzh. The loan was fully repaid on October 15, 2018 including $64 (US$49) in interest.

The Company continues to hold a 19.9% interest in IGC, has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it does not have control or significant influence of IGC, and accordingly accounting for the remaining investment in IGC as FVTPL is appropriate.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

9. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the year ended December 31, 2019 and 2018, the Company had the following sources of revenues, and general and administrative expenses:

Revenue and other income	Year ended	Year ended
	December 31, 2019	December 31, 2018

Royalty revenue	$1,439	$$2,131
Interest income	1,667	822
Other property income	1,978	583
	$5,084	3,536
General and administrative expenses	Year ended	Year ended
	December 31, 2019	December 31, 2018
Salaries, consultants, and benefits	$1,885	$1,158
Professional fees	1,111	309
Investor relations and shareholder information	756	529
Transfer agent and filing fees	174	174
Administrative and office	968	836
Travel	233	103
	$5,127	$3,109

10. EXPLORATION AND EVALUATION ASSETS Acquisition Costs

At December 31, 2019 and 2018, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2019	December 31, 2018
Sweden	Various	$17	$17
	Viad royalties	421	421
Turkey	Alankoy	154	154
	Trab	79	79
United States	Superior West, Arizona	603	736
of America	Yerington, Nevada	206	206
	Mainspring, Arizona	66	-
Total		$1,546	$1,613

During the year ended December 31, 2019, the Company received a $133 (US$100) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”).

During the year ended December 31, 2018, the Company received a $131 (US$100) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott. The Company also received the annual option payment related to an option agreement with Mason Resources Corp (“Mason”) for $98 (US$75) and applied against the Yerington project.

Sweden and Norway

The Company holds certain exploration permits in Sweden and Norway. There are no specific spending commitments on the Swedish licenses and permits.

On February 14, 2017, the Company completed an agreement to sell certain wholly owned subsidiaries in Sweden to Boreal Metals Corp. (“BMC”)(TSX-V: BMX), a British Columbia corporation. Pursuant to the agreement BMC acquired two wholly-

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

10. EXPLORATION AND EVALUATION ASSETS (Continued)

owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway.

During the year ended December 31, 2019, the Company received $53 (US$40) being the 2018 required US$20 AAR payments pursuant to the Gumsberg and Burjford agreements. The 2019 Gumsberg and Burjford, and both the 2019 and 2018 AAR payments for Tynset remain outstanding and have not been accrued.

Modum Project

In January 2018, the Company amended the sale agreement with BMC noted above to include the Modum project in Norway in exchange for an additional 1,324,181 common shares of BMC (received in March 2018) valued at $397 or $0.30 per share and is included in revenue and other income.

Guldgruvan Cobalt Project

In February 2018, the Company closed a definitive agreement for the sale of the Guldgruvan cobalt project to Boreal Energy Metals Corporation (“BEMC”), a subsidiary of BMC, in southern Norway.

In exchange for the transfer of its Guldgruvan exploration licence to BEMC, BEMC issued to EMX 2,979,798 common shares of BEMC representing a 5.9% equity ownership in BEMC.

Njuggtraskliden and Mjovattnet Projects

In April 2018, EMX executed another agreement with BEMC to sell the Njuggträskliden and Mjövattnet projects in Sweden.

At closing, BEMC issued to EMX 2,020,202 common shares representing a 4% equity ownership in BEMC, bringing EMX’s aggregate interest to 9.9% of BEMC’s issued and outstanding shares. BEMC has the continuing obligation to issue additional shares of BEMC to EMX to maintain its aggregate 9.9% interest in BEMC, at no additional cost to EMX, until BEMC has raised $3,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in BEMC. EMX was also reimbursed approximately US$37 for its acquisition costs and previous expenditures on the projects.

The Guldgruvan, Modum, Njuggträskliden and Mjövattnet projects were held in Boreal Battery Metals Scandinavia AB (“BBMSAB”) a wholly owned subsidiary of BEMC. In October 2019, EMX and BEMC entered into an agreement whereby EMX acquired all of the issued and outstanding share ownership interest of BBMSAB for the consideration of one dollar and relinquishment of existing royalties on the properties due to EMX from previous sale agreements.

Riddarhyttan Project

In April 2018, the Company executed an option agreement with South32 Limited ("South32") for the Riddarhyttan project in Sweden. Pursuant to the agreement, South32 can earn a 100% interest in the project by: (a) making option and cash payments that total US$200, (b) making a one-time option exercise payment of US$500, and (c) completing US$5,000 of exploration work on the project within five years of the execution date. Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for US$1,900 within five years of executing the agreement.

After exercising the option, AAR payments of 50,000 pounds of copper or the cash equivalent will be due to EMX, but will be deductible from future royalty payments. The AAR may be repurchased by South 32 for US$2,500. In addition, South32 will make milestone payments of: (a) 350,000 pounds of copper (or the cash equivalent) upon publication of a maiden resource on the project, and (b) 750,000 pounds of copper (or the cash equivalent) upon delivery of a feasibility study.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Bleikvassli, Sagvoll, Meråker, and the Bastuträsk Projects

On February 19, 2019, the Company acquired 4,808,770 common shares of Norra Metals Corp. ("Norra") (TSX-V: NORA), representing a 9.9% equity stake in Norra pursuant to the sale of the Bleikvassli, Sagvoll and Meråker projects in Norway, and the Bastuträsk project in Sweden. The Company will retain a 3% NSR royalty on the projects. EMX has also been granted a 1% NSR royalty on Norra’s Pyramid project in British Columbia. The common shares received were valued at $289, or $0.06 per share and included in revenue and other income for the year ended December 31, 2019. Norra has the continuing obligation to issue additional shares of Norra to EMX to maintain its aggregate 9.9% interest in Norra, at no additional cost to EMX, until Norra has raised $5,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in Norra. As such, in December 2019, Norra issued EMX a further 356,500 common shares valued at $0.03 per share or $11 related to Norra’s obligation.

Røstvangen property and Vakkerlien Projects

On February 28, 2019 the Company executed an exploration and option agreement for the Røstvangen property and Vakkerlien property in Norway with Playfair Mining Ltd. ("Playfair") (TSX-V: PLY). The agreement provided EMX with share equity in Playfair, and upon Playfair's completion of the option terms and other consideration, a 9.9% interest in Playfair, a 3% NSR royalty on the projects, and advance royalty payments. Pursuant to the agreement, Playfair can earn a 100% interest in the project by the issuance of 3,000,000 common shares (received) to EMX and performance of certain work during the option period. The common shares received were valued at $150, or $0.05 per share and included in revenue and other income for the year ended December 31, 2019.

Gold Line Resources Agreement

In April, 2019 the Company executed a purchase agreement for the sale of certain exploration licenses in central Sweden to Gold Line Resources Ltd. (“GLR”), a private British Columbia company. Upon closing, the agreement provides EMX with a 9.9% interest in GLR, a free carry of its 9.9% interest until GLR has raised $5,000 in equity; reimbursement of license fees totaling US$101 ($133 received), advance royalty payments, and a 3% royalty interest in the properties. Within six years of the closing date, GLR has the right to buy down up to 1% of the royalty owed to EMX (leaving EMX with a 2% NSR royalty) by paying EMX 2,500 ounces of gold, or the cash equivalent.

EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in GLR. The 2,555,210 shares representing EMX’s 9.9% interest were received in October 2019 valued at $0.05 per share. As a result of the sale of exploration licences, $260 has been included in revenue and other income being $133 recovered for the licenses fees and $127 for the shares received.

North America

In May 2019, the Company executed a purchase agreement for the sale of the Swift and Selena gold projects in Nevada to Ridgeline Minerals Corporation (“Ridgeline”), a privately-held British Columbia corporation. Upon closing, the agreement provides EMX with a 9.9% interest in Ridgeline and payment of a US$20 execution payment (received). For each project Ridgeline will grant to EMX a 3.25% production royalty, pay to EMX advanced royalty payments starting at US$10 on the second anniversary date of the agreement (increasing by US$5 per year to a maximum of US$75), and certain milestone payments totaling US$2,200. EMX will maintain a non-dilution right through US$2,500 of capital raises where Ridgeline will issue additional shares to EMX, at no cost to the Company to maintain its 9.9% interest. In November 2019, the Company received 2,077,718 shares and were valued at $0.12 per share or $249. Including the US$20 execution payment, $275 has been included in revenue and other income for the year ended December 31, 2019.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Cathedral Well, Nevada

During the year ended December 31, 2019, the Company received $33 (US$25) for the 2018 AMR payment of 20 ounces of gold from Ely Gold Royalties Inc. to keep the Cathedral Well agreement entered into in June 2014 in good standing. The 2019 AMR remains outstanding and has not been accrued.

Hardshell Skarn, Arizona

During the year ended December 31, 2019, the Company received US$10 ($13) being the 2018 and 2019 AAR payments due from Arizona Mining Inc. to keep the Hardshell Skarn agreement entered into in October 2015 in good standing.

Copper Springs, Arizona

During the year ended December 31, 2019, the Company received the annual option payment of US$50 ($66) for 2019 (2018

- US$40) pursuant to the Copper Springs option entered into in February 2017. Anglo American terminated the Copper Springs agreement in fiscal 2019. The Company still holds the Copper Springs claims in good standing.

Copper King, Arizona

During the year ended December 31, 2019, the Company received the annual option payment of US$50 ($66 ) required for 2019 (2018 – US$50) pursuant to the Copper King option agreement entered into in October 2016.

Buckhorn Creek Property, Arizona

In February 2018, the Company executed an option agreement with Kennecott whereby Kennecott can earn a 100% interest in the project by: a) making annual option payments totaling US$550, and b) completing US$4,500 in exploration expenditures before the fifth anniversary of the agreement. During the year ended December 31, 2019, the Company received the annual payment of $50, thereafter Kennecott terminated the option agreement. The Company still holds certain claims in good standing.

Superior West, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option.

On May 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary BCE, for the Superior West project with Kennecott. Pursuant to the agreement, Kennecott can earn a 100% interest in the project by making a cash payment upon execution of the agreement of US$149 (received), and thereafter completing US$5,500 in exploration expenditures and paying annual option payments totaling US$1,000 (US$400 received) before the fifth anniversary of the agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. Kennecott has the right to buy down 1% of the NSR royalty from underlying claim holders by payment of US$4,000 to EMX.

During the year ended December 31, 2019, the Company received the annual payment of US$100 ($133) for 2019 to keep the option in good standing. The option payment was credited to capitalized costs. Kennecott has maintained or exceeded any minimum requirements for expenditures on the project and the agreement remains in good standing.

Yerington West, Nevada

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the Bureau of Land Management (“BLM”). Yerington West is under an option agreement, dated September 24, 2009 originally with Entrée Gold Inc. ("Entrée"), and then with Mason Resources Corp. (‘Mason”) (TSX: MNR) as a result of a 2017 "spin out" whereby Entrée transferred the Ann Mason project, which includes EMX's Yerington West property, into Mason. On December 19, 2018 Hudbay Minerals Inc. (“Hudbay”) announced the acquisition of Mason which includes EMX’s Yerington West property.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Under the agreement, Hudbay can earn up to an 80% interest in the project by a) incurring expenditures of $1,000, making cash payments of $140 and issuing 85,000 shares within three years (completed by Entrée), b) making aggregate advance royalty payments totaling $375 being US$50 per year between the fifth and seventh anniversaries (received), and $75 per year between the eighth and tenth anniversaries ($75 received during the year ended Dececmber 31, 2018); and (c) delivering a feasibility study before the tenth anniversary of the agreement. Under the agreement, once the earn-in has been completed, EMX can convert its interest to a 2.5% NSR. Hudbay has the option to buy down 1.5% of the NSR for US$4,500.

During the year ended ended December 31, 2019 the Company has not yet received the annual royalty payment of US$75 as the two parties are currently negotiating an extension to the agreement.

Regional Strategic Alliance with South32

In November 2018, the Company, through its wholly-owned subsidiary BCE, entered into an agreement with South32 USA Exploration Inc. (“South32”), a wholly-owned subsidiary of South32 Limited. Pursuant to the agreement, which has an initial term of two years, South32 will fund EMX $800 per year to generate new prospects to be considered for acquisition as well as to fund the labour portion of work programs on early-stage projects, Alliance Exploration Projects (“AEP”). In addition, South32 will provide a minimum of $200 per year for new acquisition funding. South32 selected the Jasper Canyon, Sleeping Beauty, Dragon’s Tail, Lomitas Negras, and Midnight Juniper properties as the initial AEP’s for advancement under the alliance.

As projects advance, the Company will propose certain projects be selected as Designated Projects (“DP”). DP’s will advance under separate option agreements whereby South32 can earn a 100% interest in the project by making option payments totaling $525 and completing $5,000 in exploration expenditures over a five year period. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

Mainspring, Arizona

During August 2019, the Company, through its wholly-owned subsidiary BCE entered into an acquisition option agreement with Mainspring Casa Grande, LLC,(“Mainspring”) a private Arizona entity. The agreement allows BCE to explore the Mainspring property for a period of four years and total payments of US$600. A payment of US$50 ($66) was paid upon execution of the agreement with a further US$50 due on the first anniversary date. The agreement can then be extended by BCE by making a US$250k extension payment for each one year of extension up to a maximum of two years. All payments to extend the option period shall be applied to the purchase price should BCE exercise the option. Upon exercise of the option EMX will deliver to the title holder up to US$11,000 and grant to Mainspring a production royalty of 1.0% of the products produced from the property. In addition, BCE will pay annual advance royalty payments of US$100 per year up to a maximum of US$23,000. BCE has the right to buy-back half of the 1% royalty for US$10,000. Additionally, BCE will pay milestone payments including US$1,000 payable within 30 days after completion of a pre-feasibility study, and US$2,000 payable within 30 days after completion of a feasibility study.

Various

The Company holds interests acquired by staking in several jurisdictions including Utah, Nevada, Arizona, Colorado and Wyoming.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

10. EXPLORATION AND EVALUATION ASSETS (Continued)

TURKEY

Akarca Property

Effective July 29, 2016, the Company entered into a share purchase agreement for the sale of AES Madencilik A.S. (“AES”), the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in western Turkey, to Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a privately owned Turkish company.

The terms of the sale provide payments to EMX as summarized below (gold payments can be made as gold bullion or the cash equivalent):

• US$2,000 cash payment ($2,631) to EMX upon closing of the sale (received);

• 500 ounces of gold every six months commencing February 2, 2017 up to a cumulative total of 7,000 ounces of gold;

• 7,000 ounces of gold within 30 days after the commencement of commercial production from the property provided that prior gold payments will be credited against this payment;

• 250 ounces of gold upon production of 100,000 ounces of gold from the property;

• 250 ounces of gold upon production of an aggregate of 500,000 ounces of gold from the property;

• A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions (“Royalty”) for ore mined from the Property:

o For gold production: 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces produced from the property, and;

o For all production other than gold production: 3.0%.

• The royalty is uncapped and cannot be bought out or reduced.

In addition, Çiftay must conduct a drilling program of at least 3,000 meters on the property during each 12-month period commencing on August 5, 2016 until commencement of commercial production.

Pursuant to the agreement, Çiftay guaranteed the initial payments of 2,500 ounces of gold, or cash equivalent. As at December 31, 2019, the Company has recorded a receivable of $Nil (2018 - $903).

During the year ended December 31, 2019, Çiftay requested an extension of the 500 ounce payment due in February 2019 and a suspension on the remaining payment requirements as Çiftay works towards permitting requirements. In order to facilitate the extension, Çiftay agreed to pay an additional 100 ounces of gold or cash equivalent. The Company received US$656 and US$608 during the year ended December 31, 2018, each representing the equivalent of 500 ounces of gold, and US$849 during the year ended December 31, 2019 representing the cash equivalent of 600 ounces of gold.

Sisorta Property

Effective July 1, 2016, the Company entered into a share purchase agreement for the sale of EBX Madencilik A.S. (“EBX”), a wholly-owned subsidiary that controlled the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company.

During the year ended December 31, 2019, the Company received the annual US$125 (2018 – US$125) required payment and included in revenue and other income for the year. The future annual cash payments are not accrued as there is no guarantee of payment, and the shares of EBX could be returned if the payments are not made.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Balya Property

EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006. During the year ended December 31, 2019, the Company received the 2018 annual royalty payment totalling US$88 (2018 – received the 2017 annual royalty payment of US$103). The AMR’s and net royalty payments have been included in revenue and other income. The 2019 annual royalty payment remains outstanding.

Golcuk Transfer and Royalty Agreement

On July 17, 2012, amended on January 29, 2013, and November 8, 2016, the Company entered into an agreement with Pasinex Resources Limited (“PRL”) to transfer a 100% interest in the Golcuk property in exchange for PRL issuing 3,000,000 shares (received) to the Company.

During the year ended December 31, 2019, PRL gave notice of termination of the agreement.

Aktutan Property

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that include a 4% uncapped NSR and AAR payments. The 2018 and 2019 AAR payments have not been made and the Company is currently negotiating an amended AMR schedule.

Trab-23 and Alankoy Properties

On September 25, 2019, and subsequently closed in February 2020, the Company executed purchase and sale agreements for the sale of EMX subsidiaries that own the Alanköy and Trab-23 exploration projects in Turkey to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. (“Kar”), a privately owned Turkish Company. Upon closing, EMX will receive 40 ounces of gold or cash equivalent for the Alanköy project (US$63 received in February 2020) and 30 ounces of gold or cash equivalent for the Trab-23 project (US$47 received in February 2020). EMX will receive an uncapped 2.5% NSR royalty on each project. For the Alanköy project, EMX will receive annual AAR payments of 35 ounces of gold for the first three years of the agreement, 45 ounces of gold in years 4 through 6 of the agreement, and 70 ounces of gold from and after the 7th anniversary. For the Trab-23 project, EMX will receive AAR payments of 35 ounces of gold through the 4th anniversary of the agreement, and 45 ounces of gold from and after the 5th anniversary. For each project, EMX will receive a milestone payment of 500 ounces of gold upon receipt of key mine development permits. The gold bullion payments may be made in troy ounces of gold bullion or their cash equivalents. Additionally, each agreement also contains certain work commitments that include drilling milestones and other project advancement requirements.

Australia exploration licenses

Kimberley Copper Project

The Kimberley Copper Project consists of certain exploration licences, in Western Australia. On September 24, 2018 and amended in November 2018, the Company executed a share purchase agreement to sell the Kimberley Copper Project to Enfield Exploration Corporation (‘Enfield”). Pursuant to the agreement, Enfield will issue to EMX 500,000 shares and committed to raising US$1,000 for an initial drill test no later than March 31, 2019. Enfield also agreed to grant EMX with a graduated NSR royalty on the property, make AAR payments and issue an additional 1,750,000 shares upon achievement of certain milestones.

During the year ended December 31, 2019, EMX terminated the agreement with Enfield. EMX relinquished all licenses associated with the Kimberley project subsequent to December 31, 2019.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Project and Royalty Generation Costs

During the year ended December 31, 2019, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia and New Zealand	Other	Total

Administration costs	$165	$214	$66	$42	$1	$488
Drilling, technical, and support costs	1,422	2,557	40	1,775	-	5,794
Personnel	1,732	2,375	114	375	139	4,735
Professional costs	251	243	133	174	9	810
Property costs	543	1,674	65	28	(66)	2,244
Share-based payments	321	647	45	144	21	1,178
Travel	226	167	7	71	3	474
Total Expenditures	4,660	7,877	470	2,609	107	$15,723
Recoveries from partners	(2,921)	(4,021)	(17)	(317)	(1)	(7,277)
Net Expenditures	$1,739	$3,856	$453	$2,292	$106	$8,446

During the year ended December 31, 2018, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia and New Zealand	Other	Total

Administration costs	$142	$239	$145	$29	$-	$555
Field and technical costs	1,172	541	89	138	20	1,960
Personnel	736	1,911	113	141	(6)	2,895
Professional costs	132	197	189	27	37	582
Property costs	150	744	14	52	-	960
Share-based payments	223	460	63	31	12	789
Travel	173	176	16	29	6	400
Total Expenditures	2,728	4,268	629	447	69	8,141
Recoveries from partners	(1,277)	(679)	-	-	-	(1,956)
Net Expenditures	$1,451	$3,589	$629	$447	$69	$6,185

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

11. ROYALTY INTERESTS

Changes in royalty interests for the year ended December 31, 2019 and 2018:

Balance as at December 31, 2017	$21,943
Adjusted for:
Depletion	(1,732)
Impairment of royalty interest	(7,256)
Cumulative translation adjustments	1,391
Balance as at December 31, 2018	14,346
Adjusted for:
Additions	560
Depletion	(802)
Cumulative translation adjustments	(616)
Balance as at December 31, 2019	$13,488

During the year ended December 31, 2019 the Company entered into two acquisition agreements for certain royalty interests in Alaska’s Goodpaster Mining District as follows:

Corvus Royalty Interests

Pursuant to an acquisition agreement with Corvus, EMX acquired a portfolio of NSR royalty interests for $350 ranging from 1 -3%.

Millrock Royalty Interests

Pursuant to a private placement financing and acquisition agreement, the Company acquired certain royalty interests from Millrock valued at $211 (Note 4).

Carlin Trend Royalties

The Company holds royalty interests in the Carlin Trend in Nevada which includes the following properties:

- Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

- East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

- North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the year ended December 31, 2019, $1,439 (2018 - $2,131) in royalty income was included in revenue and other income. Applied only against the Carlin Trend Royalty Claim Block royalty income was depletion of $802 (2018 - $1,732) and a 5% direct gold tax of $42 (2018 - $92).

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

11. ROYALTY INTERESTS (Continued)

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim Block, expected long term gold prices to be realized, foreign exchange, and interest rates. For the year ended December 31, 2019 and 2018, these assumptions remained reasonable and no revisions were considered necessary.

12. RECLAMATION BONDS

Reclamation bonds are held as security towards future project and royalty generation work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	December 31, 2019	December 31, 2018
U.S.A - various properties	$680	$425
Sweden - various properties	42	13
Turkey - various properties	10	6
Total	$732	$444

As at December 31, 2019, the Company has no material reclamation obligations.

13. GOODWILL

The Company’s goodwill represented the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same Cash Generating Unit (“CGU”) are impaired (Note 11). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. As a result of an impairment against the Carlin Trend Royalty Claim Block the Goodwill was written-off to $Nil in the year ended December 31, 2018. For the year ended December 31, 2019, Goodwill was written down by $Nil (2018 - $1,879) in conjunction with the net decrease of $Nil (2018 - $862) of the related deferred income tax liability.

14. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	December 31, 2019	December 31, 2018
U.S.A.	$2,305	$457
Sweden	99	159
Total	$2,404	$616

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

15. CAPITAL STOCK

Authorized

As at December 31, 2019, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the year ended December 31, 2019, the Company:

• Issued 1,790,300 shares for gross proceeds of $2,103 pursuant to the exercise of stock options.

• Issued 239,405 shares valued at $407 or $1.70 per share pursuant to a restricted share unit plan to employees of the Company. During the year ended December 31, 2019 there were 346,865 shares awarded with 70% (239,405) settled in shares and the remaining 30% (107,460) were settled in cash valued at $1.70 per share.

During the year ended December 31, 2018, the Company:

• Issued 21,084 shares valued at $24 pursuant to an employment and consulting agreement of which the full amount has been included in exploration expenditures for the year ended December 31, 2017 and recorded as a commitment to issue shares.

• Issued 204,963 shares valued at $266 pursuant to an incentive stock grant program to employees of the Company of which $166 has been included in exploration expenditures.

• Issued 192,500 shares valued at $186 pursuant to the exercise of stock options.

• Issued 381,321 shares valued at $602 or $1.58 per share pursuant to a credit facility (Note 8).

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the years ended December 31, 2019 and 2018, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2017	5,247,500	$1.10
Granted	1,810,000	1.32
Exercised	(192,500)	0.97
Forfeited	(90,000)	1.11
Balance as at December 31, 2018	6,775,000	$1.16
Granted	1,740,000	1.71
Exercised	(1,790,300)	1.18
Forfeited	(10,000)	1.45
Balance as at December 31, 2019	6,714,700	1.30
Number of options exercisable as at December 31, 2019	6,697,200	$1.30

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

15. CAPITAL STOCK (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2019:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
June 8, 2015	915,000	915,000	0.66	June 8, 2020
October 18, 2016	1,147,700	1,147,700	1.30	October 18, 2021
August 28, 2017	1,315,000	1,315,000	1.20	August 28, 2022
July 20, 2018	1,537,000	1,537,000	1.30	July 20, 2023
September 20, 2018	75,000	75,000	1.42	September 20, 2023
November 28, 2018	15,000	15,000	1.57	November 28, 2023
December 14,2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019*	1,530,000	1,512,500	1.70	June 6, 2024
September 30, 2019	100,000	100,000	1.77	September 30, 2024
November 18, 2019	60,000	60,000	1.80	November 18, 2024
Total	6,714,700	6,697,200

* Includes options granted for investor relations services that vest 25% every 4 months from the date of grant.

The weighted average remaining useful life of exercisable stock options is 3.10 years (2018 – 2.80 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan (“RSUs”). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company’s Board of Directors at the time of grant. A total of 3,200,000 RSU’s are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

During the years ended December 31, 2019 and 2018, the change in RSU’s outstanding is as follows:

Number
Balance as at December 31, 2017	312,500
Granted	312,500
Balance as at December 31, 2018	625,000
Granted	333,500
Balance as at December 31, 2019	958,500

The following table summarizes information about the RSU’s which were outstanding at December 31, 2019:

Evaluation Date	December 31, 2018	Granted	Vested	Expired/Cancelled	December 31, 2019
December 31, 2019 *	312,500	-	-	-	312,500
December 31, 2020	312,500	-	-	-	312,500
December 31, 2021	-	312,500	-	-	312,500
November 18, 2022	-	21,000	-	-	21,000
Total	625,000	333,500	-	-	958,500

* The number of RSU's that will be redeemed is based on the achievement of performance criteria as evaluated by the Compensation Committee. As at December 31, 2019, the RSU’s with an evaluation date of December 31, 2019 have not yet been determined to have vested or expired.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

15. CAPITAL STOCK (Continued)

Share-based Payments

During the year ended December 31, 2019, the Company recorded aggregate share-based payments of $2,423 (2018 - $1,821) as they relate to the fair value of stock options vested during the year, the fair value of incentive stock grants, and the fair value of share based compensation settled in cash. Share-based payments for the year ended December 31, 2019 and 2018 are allocated to expense accounts as follow:

	General and
	Administrative	Project and Royalty
Year ended December 31, 2019	Expenses	Generation Costs	Total
Fair value of stock options vested	$832	$844	$1,676
RSU's vested	157	-	157
Share based compensation	179	228	407
Share based compensation settled in cash	77	106	183
	$1,245	$1,178	$2,423

	General and
	Administrative	Exploration
Year ended December 31, 2018	Expenses	Expenditures	Total
Shares issued for services	$100	$167	$267
RSU's vested	164	-	164
Fair value of stock options granted	768	622	1,390
	$1,032	$789	$1,821

The weighted average fair value of the stock options granted during the year ended December 31, 2019 and 2018 was $0.97 per stock option (2018 - $0.78). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Risk free interest rate	1.34%	2.09%
Expected life (years)	5	5
Expected volatility	67.60%	69.93%
Dividend yield	-	-

Warrants

During the year ended December 31, 2019 and 2018, the change in warrants outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2017 and 2018	2,623,306	$2.00
Expired	(2,623,306)	2.00
Balance as at December 31, 2019	-	$-

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the year ended December 31, 2019	Salary or Fees	Payments	Total
Management	$650	$568	$1,218
Outside directors *	152	282	434
Seabord Services Corp.**	437	-	437
Total	$1,239	$850	$2,089

	Salary or Fees &	Share-based
For the year ended December 31, 2018	Bonus	Payments	Total
Management	$2,693	$571	$3,264
Outside directors *	1,513	247	1,760
Seabord Services Corp.**	434	-	434
Total	$4,640	$818	$5,458

* Directors fees include US$5 (2018 - US$5) per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent directors.

** Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, accounting and administration staff, and office space to the Company. The Chief Financial Officer is an employee of Seabord and is not paid directly by the Company.

Included in accounts payable and accrued liabilities as at December 31, 2019 and 2018 are as follows:

Related Party Assets and Liabilities	Service or Term	December 31, 2019	December 31, 2018
Amounts due to:
David M. Cole, President and CEO	Salary and bonus accrual	$12	$1,501
Christina Cepeliauskas, CFO	Bonus and expense reimbursement	-	238
Jan Steiert, Chief Legal Officer	Salary and bonus accrual	-	239
Directors	Fees and bonus accruals	24	1,387
		$36	$3,365

Discretionary Bonuses

In 2018 the Company awarded discretionary bonuses to management and staff totaling $5,224 in respect of their seven years of effort to monetize the Company’s investment in IGC. Prior to the Malmyzh sales transaction, EMX’s management had developed a bonus plan for strategic investments whereby a percentage of the after-tax profits of an individual investment could be paid as a bonus.

By way of a common director, included in Note receivable (Note 7) are certain balances owing from a related party.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

17. NET INCOME (LOSS) PER SHARE

Net income (loss) per share, calculated on a basic and diluted basis, is as follows:

Year ended	December 31, 2019	December 31, 2018

Net income (loss)	$(13,820)	$62,118
Weighted average number of common shares outstanding - basic	81,801,575	79,979,320
Dilutive effect of stock options and warrants outstanding	-	674,154
Weighted average number of common shares outstanding - diluted	81,801,575	80,653,474

Basic earnings (loss) per share	$(0.17)	$0.78
Diluted earnings (loss) per share	$(0.17)	$0.77

18. INCOME TAXES

Deferred Income Tax Asset

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets and liabilities as follows:

	December 31, 2019	December 31, 2018
Royalty interest	$(1,385)	$(1,690)
Tax loss carryforwards	3,377	3,204
Other	115	90
Total	$2,107	$1,604

As at December 31, 2019, no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

	December 31, 2019	December 31, 2018	Expiry Date Range
Tax loss carryforwards	$55,849	$47,199	2026-2038
Exploration and evaluation assets	410	595	No expiry
Other	$1,482	$19,192	No expiry

Income Tax Expense

	December 31, 2019	December 31, 2018
Current tax expense	$-	$-
Deferred tax recovery	(415)	(3,683)
	$(415)	$(3,683)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27% (2018 – 27%) as follows:

	December 31, 2019	December 31, 2018
Expected income tax (recovery)	$(3,844)	$15,777
Effect of lower tax rates in foreign jurisdictions	942	(22,238)
Permanent differences	898	1,332
Change in unrecognized deductible temporary differences and other	1,191	1,627
Foreign exchange	398	(181)
Total	$(415)	$(3,683)

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

19. SEGMENTED INFORMATION

The Company operates within the resource industry. At December 31, 2019 and 2018, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2019	December 31, 2018
Sweden	$438	$438
Turkey	233	233
U.S.A	875	942
Total	$1,546	$1,613

PROPERTY AND EQUIPMENT	December 31, 2019	December 31, 2018
Sweden	$54	$31
U.S.A	590	435
Total	$644	$466

The Company’s royalty interests, deferred income tax asset and royalty income and depletion are located in the U.S.A, except for a $200 royalty interest held in Serbia.

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2019, the Company had working capital of $75,178 (December 31, 2018 - $88,902). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

a) Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

b) Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

c) Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

As at December 31, 2019, there were no changes in the levels in comparison to December 31, 2018. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$3,148	$1,258	$259	$4,665
Warrants	-	829	-	829
Strategic Investments	33	4,580	-	4,613
Total	$3,181	$6,667	$259	$10,107

The carrying value of notes receivables, trade and settlement receivables and other assets, accounts payable and accrued liabilities, advances from joint venture partners, and note payable approximate their fair value because of the short-term nature of these instruments.

The Company holds warrants exercisable into common shares of public companies. The warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

Included in Strategic Investments is $4,580 related to the Company’s investment in Rawhide LLC (Note 4). The Company’s investment in Rawhide LLC does not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on concurrent third party investments at the time of acquisition.

The Company’s investment in IGC does not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on IGC’s unobservable net assets. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The process of estimating the fair value of IGC is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information. There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on the estimated fair value of the investment.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of project and royalty generation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuation in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2019 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $9,700.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia, Norway, and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued liabilities, and advances from joint venture partners to foreign exchange risk as at December 31, 2019 is as follows:

Accounts	US dollars
Cash and cash equivalents	$50,947
Restricted cash	1,387
Trade receivables	372
Accounts payable and accrued liabilities	(598)
Advances from joint venture partners	(1,771)
Net exposure	$50,337
Canadian dollar equivalent	$65,518

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial. Based on the above net exposure as at December 31, 2019, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $6,552 in the Company’s pre-tax profit or loss.

21. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2019	December 31, 2018
Cash	$68,994	$86,175
Short-term deposits	187	196
Total	$69,181	$86,371

The short-term deposits are used as collateral for the Company’s credit cards.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

21. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

Changes in non-cash working capital:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Accounts receivable	$1,139	$1,280
Prepaid expenses	(277)	13
Accounts payable and accrued liabilities	(4,403)	4,981
Advances from joint venture partners	460	(193)
	$(3,081)	$6,081

The significant non-cash investing and financing transactions during the year ended December 31, 2019 included:

a. Reclass of $1,035 from reserves to share capital for options exercised;

b. Adjusted non-current assets and liabilities for $533 related to cumulative translation adjustments (“CTA”), of which $616 relates to CTA loss on royalty interest, $88 relates to a CTA gain on deferred tax asset and $5 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the year ended December 31, 2018 included:

a. Recorded a loss through accumulated other comprehensive income of $49 related to the fair value adjustments on FVTPL investments;

b. Adjusted reserves and investment in associated companies for $247 related to share-based payments made by an associated company;

c. Adjusted non-current assets and liabilities for $1,208 related to cumulative translation adjustments (“CTA”), of which $1,391 relates to CTA gain on royalty interest, $59 relates to CTA gain on goodwill, $259 relates to a CTA loss on deferred tax liability and $17 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency;

d. Included in the investment in IGC is $484 (US$370) for the value of shares received from IGC as part of a loan fee (Note 8);

e. Reclass of $90 from reserves to share capital for options exercised;

f. Reclass of $24 from commitment to issue shares to share capital for shares issued during the year;

g. Issued 381,321 shares valued at $602 or $1.58 per share pursuant to a credit facility (Note 8); and

h. Reclass of $911 from Investment in an associated entity to FVTPL related to the derecognition of IGC as an associated entity (Note 4 and 8).

22. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent the the year ended December 31, 2019:

a) Through its wholly owned subsidiary Eurasia Madencilik Ltd. Sti., the Company completed the transfer of the Balya royalty property in Turkey from Dedeman Madencilik San. ve Tic. A. Ş. ("Dedeman") to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. (“Esan”) a private Turkish company. The Company retains a 4% NSR royalty on the property that is uncapped and cannot be repurchased.

b) The Company closed a US$3,790 strategic investment in Ensero Holdings, Inc., a privately-held Delaware corporation. Ensero Holdings, Inc. operates through its wholly-owned subsidiary Ensero Solutions, Inc. (“Ensero”) formerly known as Alexco Environmental Group ("AEG"), which was previously the wholly-owned environmental services subsidiary of Alexco Resource Corp. ("Alexco"). The Company will receive US$3,620 in Ensero Preferred Shares (the “Preferred Shares”), representing 65% of Ensero’s preferred shares, with a 6% annual dividend, paid in quarterly increments over a six-year term. Starting in year six, the Preferred Shares will be redeemed in eight equal, quarterly payments totaling twice the principal amount (i.e., US$3,620). The Company will receive US$171 in common shares representing a 7.5% equity holding of Ensero. Anti-dilution provisions will apply for the first two years of the agreement.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2019

22. EVENTS SUBSEQUENT TO THE REPORTING DATE (Continued)

c) Executed an option agreement for the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway with Pursuit Minerals Limited (ASX: PUR) (“Pursuit”). The agreement provides the Company with an equity interest in Pursuit, a 3% NSR royalty on each project, and other considerations including AAR payments and milestone payments. Pursuit may also issue up to 9.9% of its issued and outstanding share capital to the Company as certain conditions are satisfied.

d) Completed the acquisition of a 2% NSR royalty on various exploration licenses (the "Kaukua Royalty") in Finland from Akkerman Exploration B.V., a private Netherlands Company (“Akkerman”). The Kaukua Royalty was acquired from Akkerman by the Company for $125 (paid) and the issuance of 52,000 EMX shares (issued). The Company NSR royalty applies to all future mineral production from the Kaukua Royalty licenses. Palladium One can purchase 1% of the NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of the NSR royalty is uncapped, and cannot be repurchased.

e) Completed the sale of the Tomtebo and Trollberget projects in Sweden to District Metals Corp. (TSX-V: DMX) (“District”). The agreement provides the Company with a $35 cash payment, a 9.9% equity interest in District, annual advance royalty payments, 2.5% NSR royalty interests in the projects, and other considerations.

f) Granted 60,000 stock options exercisable at $2.22 for a period of 5 years. Granted 60,000 stock options exercisable at $2.22 for a period of 5 years. Additionally, 290,800 shares were issued on the exercise of options for proceeds of $327.

g) Completed the acquisition of a package of royalty interests from Revelo for US$1,162,000. As part of the purchase agreement, Revelo settled the balance of the promissory note outstanding to EMX (Note 7).